FIVE PRIME THERAPEUTICS, INC.

111 Oyster Point Boulevard

South San Francisco, CA 94080

February 27, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Jeff Gabor

Re:	Five Prime Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-228206)
Withdrawal of Acceleration Request

Mr. Gabor:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR on February 25, 2019, in which we requested that the Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-228206) (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time on February 28, 2019, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the Registration Statement.

Very truly yours,

Five Prime Therapeutics, Inc.

/s/ Francis W. Sarena
By:	Francis W. Sarena
Title:	Chief Strategy Officer and Secretary